Return of Capital


The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $8,252. Accumulated net realized gain on investments was increased by the same amount.